Exhibit 5.1

July 22, 2008

Power Integrations, Inc.

5245 Hellyer Ave

San Jose, CA 95138

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Power Integrations, Inc. (the “Company”) of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission covering the offering of up to (i) an aggregate of 1,000,000 shares of the Company’s Common Stock, $0.001 par value, (the “Shares”) pursuant to its 1997 Employee Stock Purchase Plan, as amended (the “Purchase Plan”), and (ii) 1,000,000 Preferred Shares Purchase Rights (the “Purchase Rights”) pursuant to the Rights Agreement, dated February 24, 1999, as amended (the “Rights Agreement”).

In connection with this opinion, we have examined the Registration Statement and related Prospectus, the Rights Agreement, the Company’s Amended and Restated Certificate of Incorporation and Bylaws as currently in effect, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents, where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares and the Purchase Rights, when sold and issued in accordance with the Plan, the Rights Agreement, the Registration Statement and related Prospectus, will be validly issued, fully paid, and nonassessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very Truly Yours,

Cooley Godward Kronish LLP

By:	/s/ Timothy J. Moore
Timothy J. Moore